Via Facsimile and U.S. Mail
Mail Stop 4720

April 7, 2010

Mr. Marc D. Hamburg
Senior Vice President – Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska

Re: Berkshire Hathaway Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 1, 2010
File No. 001-14905

Dear Mr. Hamburg:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(m) Deferred charges reinsurance assumed, page 69

2. You disclose that you record deferred charges at the inception of retroactive property and casualty reinsurance contracts representing the excess of estimated liabilities for claims and claim costs over the consideration you received. Please explain to us how your accounting for these deferred charges complies with GAAP and reference for us the authoritative literature you rely upon to support your position.

Note 5: Investments in equity securities, page 73

3. You disclose that $1,864 million in gross unrealized losses relate to equity securities that have been in an unrealized loss position for at least 12 months. Although we acknowledge your statement that you do not use a bright-line test in determining whether impairments are temporary or other than temporary, the duration of unrealized losses in your portfolio appears to be a strong indication that these losses are not temporary. Please explain to us why you have not impaired these securities and reference for us the authoritative literature you rely upon to support your accounting. Although we acknowledge your intent to hold these securities until their prices recover, please explain to us the extent of the decline in value and when you expect the prices to recover.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Sebastian Gomez-Abero, Staff Attorney, at (202) 551-3578 regarding the first comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Gus Rodriguez
Accounting Branch Chief